RMS 10/3/17

17003336

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response.... 12.00

SEC Mail Processing Section

SEP 28 2017

Washington DC 408

SEC FILE NUMBER
8-67655

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

2017

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING June 30, ~~2016~~ (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 Sorrento Valley Road, Suite 220
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci — 732-241-4686 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Cerified Public Accountants
(Name - *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED 2017 SEP 28 PM 3:25 SEC / TM

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial, LLC as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARGARET M. FREEDMAN
A Notary Public of New Jersey
My Commission Expires 3-27-2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

For the Period January 1, 2016 through June 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Xnergy Financial, LLC

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC as of June 30, 2017, and the related statements of income, changes in member's equity, and cash flows for the period January 1, 2016 through June 30, 2017. These financial statements are the responsibility of Xnergy Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of June 30, 2017, and the results of its operations and its cash flows for the period January 1, 2016 through June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I-III ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial, LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained Schedules I-III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 26, 2017

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS	
Current assets:	
Cash	$ 238,088
Other assets:	
Security deposit	6,854
Total other assets	6,854
Total assets	$ 244,942
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current liabilities:	
Accounts payable	$ 396
Income taxes payable	1,600
Total liabilities	1,996
Member's Equity	242,946
Total liabilities and member's equity	$ 244,942

See accountants' report and notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

For the Period January 1, 2016 through June 30, 2017

Revenues:	
Investment banking fees	$ 1,178,676
Other income	18,523
Total revenues	1,197,199
Expenses:	
Professional and consulting fees	575,519
Rent	19,080
Regulatory, licensing and fees	14,931
Office expense	12,598
Computer expense	4,701
Telephone	3,106
Insurance	1,211
Total expenses	631,146
Net income before taxes	566,053
Income tax provision	1,600
Net income	$ 564,453

See accountants' report and notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Period January 1, 2016 through June 30, 2017

Balance, January 1, 2016	$	32,420
Add: Contributions by member		62,491
Less: Distributions to member		(416,418)
Net income		564,453
Balance, June 30, 2017	$	242,946

See accountants' report and notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

For the Period January 1, 2016 through June 30, 2017

Cash flows from operating activities:	
Net income	$ 564,453
Adjustments to reconcile net income to	
Cash from operating activities:	
Decrease in accounts receivable	20,000
Decrease in prepaid expenses	2,269
Decrease in accounts payable and accrued expenses	(168)
Increase in income taxes payable	1,600
Net cash provided by operating activities	588,154
Cash flows from investing activities	
Increase in security deposit	(6,854)
Cash flows from financing activities	
Member's contributions	62,491
Members' distributions	(416,418)
Net cash used by financing activities	(353,927)
Net increase in cash	227,373
Cash - beginning of the period	10,715
Cash - end of the period	$ 238,088
Supplemental disclosure of cash flow information:	
Cash paid during the period for :	
Interest	$ -
Taxes	$ -
Non cash transactions for the period:	
Member's contributions of expenses under an expense sharing agreement	$ 56,311

See accountants' report and notes to financial statements.

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America. These financial statements cover the period January 1, 2016 through June 30, 2017.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentrations

For the period ended June 30, 2017, the Company had two customers that comprised approximately 70% of total revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are amortized over the period the services are to be rendered.

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and, thus no federal tax expense has been recorded in the financial statements. The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. As of June 30, 2017, the income tax provision consists of $1,600 in franchise taxes, which covers the two reporting periods contained in these financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2017, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2017, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2011.

Subsequent events

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through the date of the financial statements. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($133 at June 30, 2017), whichever is higher. At June 30, 2017, the Company had net capital of $231,092 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.85to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. The Company is typically not charged for the use of office space or other office resources and administrative costs by way of an expense sharing agreement with Xnergy, LLC. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by Xnergy, LLC on behalf of the Company for the period January 1, 2016 through June 30, 2017 were approximately $44,614.

Note 5: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Occupancy charges are paid by the parent, Xnergy LLC, through an expense sharing agreement.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

Schedule I -of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

JUNE 30, 2017

Credit Factors		
Member's Equity		$ 242,946
Total credit factors		242,946
Debit Factors		
Security Deposit		6,854
Net Capital		236,092
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness		
or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 231,092
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	1,996	
Divided by: Net capital	236,092 = 0.85%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 1,996

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There was a $18,400 difference between this computation of net capital and the corresponding computation prepared by the Company and in its unaudited Part Iia Focus Report as of June 30, 2017, due to the accrual of income taxes in the amount of $1,600 and the reversal of legal fees accrual in the amount of $20,000.

See accountants' report and notes to financial statements.

XNERGY FINANCIAL, LLC

June 30, 2017

Schedule II
Determination of Reserve requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation According to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(i) exemptive provision.

See accountants' report and notes to financial statements.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Xnergy Financial, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Xnergy Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Xnergy Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Xnergy Financial, LLC stated that Xnergy Financial, LLC met the identified exemption provision throughout the period January 1, 2016 through June 30, 2017, without exception. Xnergy Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Xnergy Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 26, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Xnergy

Assertions Regarding Exemption Provisions

We, as members of management of (*Xnergy Financial LLC*) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 ***(k)(2)(i)***.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2016 through June 30, 2017.

Xnergy Financial LLC

By:

Robert Calamunci
Chief Financial Officer
September 26, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Xnergy Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 through June 30, 2017, which were agreed to by Xnergy Financial, LLC and the Securities Investor Protection Corporation and the Financial Industry Regulatory Authority, solely to assist you and the other specified parties in evaluating Xnergy Financial, LLC's compliance with the applicable instructions of Form SIPC-7. Xnergy Financial, LLC's management is responsible for Xnergy Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the period January 1, 2016 through June 30, 2017 with the amounts reported in Form SIPC-7 for the period January 1, 2016 through June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 26, 2017

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

For the Period January 1, 2016 through June 30, 2017

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2016 through June 30, 2017		$ 2,269
Payment schedule:		
SIPC-6	7/28/2016	762
SIPC-6	2/21/2017	490
SIPC-7B	8/1/2017	1,017
Balance Due		$ -